

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

<u>Via E-mail</u>
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re: Bankrate, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2011**
> **File No. 333-173550**

Dear Mr. DiMaria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

Outside Front Cover Page of Prospectus

4. Please disclose in the second paragraph any affiliation between you and any selling stockholder.

Inside Front Cover Page of Prospectus

5. Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

6. The statements that "[you] have not independently verified the information" and "even though such research has not been verified by any independent sources" inappropriately imply that you are not responsible for the accuracy of the information that you have elected to include in the prospectus. Please remove such statements. Please also revise the statement that "[you] are not aware of any misstatements" to cover both your industry data and the market data that form the basis for statements as to your market position.

Prospectus Summary, page 1

7. Please describe and quantify in this section all payments due to, or value of equity awards received by, your affiliates in connection with the Transactions, including without limitation the items listed below. Please separately identify the Apax entities, as a group, and each of your directors and executive officers.

    •   Payments pursuant to the Exit Event Incentive Bonus Plan.

    •   Value realized on the acceleration of vesting of Class B Common Stock.

    •   Payments pursuant to the Material Event Investment Advisory Agreement.

    •   Conversion of the Holdings Preferred Shares and your preferred stock, including the increased preference.

    •   Net proceeds, before expenses, from the offering.

Restructuring, page 5

8. Please disclose in the second paragraph the number of director nominees, including whether such number constitutes a majority of directors, that the Apax Holders will have the right to designate immediately following the offering. Please also disclose the percentage of outstanding shares that will be contractually obligated to vote for such nominees pursuant to the fourth amended and restated stockholders agreement.

The Offering, page 7

9. We note the disclosure that you intend to use proceeds to pay for the costs, fees and expenses associated with the offering. However, in "Use of Proceeds," you state that you intend to use proceeds to pay for the costs, fees and expenses associated with the Transactions. Please reconcile.

Risk Factors, page 11

Risks Related to Our Business, page 11

We may not be able to generate sufficient cash to service all of our indebtedness…, page 15

10. Please quantify your annual debt service obligations.

Despite restrictions in the Indenture…, page 17

11. Please revise to quantify the amounts of additional indebtedness that you may incur pursuant to the Indenture, instead of referring to such amounts as "significant" or "substantial."

Use of Proceeds, page 33

12. Please disclose the use of proceeds from the $300,000,000 11 ¾% Senior Secured Notes due 2015. See Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 35

13. Please clarify, if correct, that the information presented on an as adjusted basis will also give effect to the Merger.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

14. We note your pro forma adjustment to eliminate the transactions costs from NetQuote, Inc. and CreditCards.com, Inc. Please tell us why these transaction costs were not included in the historical financial statements of these acquired companies found elsewhere in the prospectus. As part of your response, please also tell us whether the acquired companies incurred and accrued any acquisition costs prior to the execution of the respective merger agreements.

15. Please include a note to your pro forma financial statements disclosing the amount of the fee payable, upon a public offering, to Apax Funds equal to 3% of the aggregate value of its investment. Reference is made to "Use of Proceeds" and Note 13 – Related Party Transactions.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

<u>Introduction, page 46</u>

<u>Our Company, page 46</u>

16. We note that you state in the third paragraph that you generate revenue through the sale of leads in the mortgage vertical category. However, you do not include the mortgage vertical category when discussing your lead generation revenue in "—Revenue—Lead Generation Revenue." Please clarify whether you generate revenue through the sale of leads in the mortgage vertical category.

<u>Results of Operations, page 56</u>

17. We note your presentation and discussion of the results of operations, which includes combined results of the predecessor and successor periods for the year ended December 31, 2009. Please note that your use of aggregated results would be considered a type of pro forma presentation. Notwithstanding your disclosure on page 48 noting management's use and reference to the aggregated periods, please note that supplemental discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" based on pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods. Further, please revise this section to also include a discussion of the historical financial statements as required by Item 303 of Regulation S-K. This would include a comparison and discussion of the Predecessor entity period and Successor entity period with their similar periods in the preceding and subsequent years. Please ensure that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial statements.

18. In order to present a comparative discussion based on Article 11 pro forma information for the year ended December 31, 2009 that gives effect to the August 25, 2009 acquisition, the pro forma December 31, 2009 results should be compared to the pro forma information for the year ended December 31, 2008. Please revise accordingly.

19. In your discussion of the results of operations, there are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. Please revise your filing to quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

- You disclose on page 58 that the increase in display advertising revenue was driven by the increase in the number of advertisers, cost per thousand impressions, and page views.

- You disclose on page 58 that the increase in cost of revenue relates to the 2010 Acquisitions, and an increase in distribution payments to your online partners and affiliates primarily as a result of higher hyperlink and lead generation revenue.

- You disclose on page 60 that the hyperlink revenue was down for the year ended December 31, 2009 compared to 2008 due to a decrease in mortgage and deposit advertisers and a decrease in the number of mortgage and deposit click-through rates.

- Additionally, the quantifiable significance of the impact your acquisitions in 2010 had on your results of operations is not readily apparent.

Please revise accordingly. See Section III.D of Release No. 33-6835 (May 18, 1989).

20. In light of your disclosure that your business was negatively affected by market turmoil and tightening of credit, please revise your net sales and cost of sales results of operation discussion to disclose the extent to which increases or decreases in net sales and cost of sales were attributable to changes in prices. In this regard, please discuss, to the extent applicable, whether the economic downturn resulted in decreases to your CPM or CPL prices that you charge customers. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B.3 and 4 of Release No. 33-8350 (December 19, 2003).

Liquidity and Capital Resources, page 62

Operating Activities, page 63

21. Please disclose the specific reasons for material period-to-period changes in your cash flows from operating activities. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835 (May 18, 1989).

Business, page 67

Our Strengths, page 70

Leading Consumer Brands, page 70

22. Please disclose whether your statement that you "have grown into *the* trusted and authoritative source in the personal finance landscape across [your] key vertical categories" is based on independent analysis or your management's reasonable belief. If such statement is based on independent analysis, then please disclose the source of such

analysis. If such statement is based on your management's reasonable belief, then please disclose your basis for such belief.

Legal Proceedings, page 79

23. Please disclose the relief sought, including the amount of any monetary damages sought, in the two Lower Fees, Inc. litigations and the Mortgage Grader lawsuit. See Item 103 of Regulation S-K.

Management, page 81

Executive Officers, Directors and Key Employees, page 81

24. We note that the heading of this subsection and the risk factor on page 18 reference "key employees" and "key personnel," respectively. Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such key employees and key personnel. Alternatively, please revise the heading and the risk factor to remove such references.

Compensation Discussion and Analysis, page 85

Executive Compensation, page 85

Setting Executive Compensation, page 86

25. We note the statement in the last sentence that you "intend to revisit the structure of [your] programs as [you] progress with this offering." Please confirm that you will revise this section to reflect any material changes to your executive compensation program if such changes are made prior to the effectiveness of the registration statement. See Instruction 2 to Item 402(b) of Regulation S-K.

Named Executive Officer Compensation, page 87

Principal Components of Compensation of Our Named Executive Officers, page 87

Incentive Cash Bonuses, page 87

26. We note that you have elected not to disclose your financial performance targets on the basis that doing so would cause substantial competitive harm. However, it is unclear how disclosing EBITDA goals could cause competitive harm. Therefore, please disclose these goals and the actual EBITDA amounts achieved. Alternatively, describe to us in detail how competitors may be able to gain insights that could harm your business and explain how this would affect you differently than other companies who disclose this type of performance target.

Long-Term Incentive Compensation, page 88

Class B Purchase Agreements, page 88

27. Please clarify what you mean by contingent vesting. For example, please clarify whether shares of Class B Common Stock remain unvested, even after achievement of the EBITDA targets, until the target Apax IRR is achieved. Additionally, please clarify if all shares vest upon the achievement of the target Apax IRR, even if the EBITDA targets were not achieved. Please also clarify when you measure the Apax IRR to determine if the 8% threshold has been reached. Finally, please clarify whether vesting of the Class B Common Stock will be accelerated, irrespective of achieving the EBITDA targets or the Apax IRR, in connection with the offering. We note the disclosure in "Certain Relationships and Related Party Transactions—Class B Common Shares Purchase Agreements" that all Class B Common Stock will vest as a result of the Transactions.

28. We note that you have elected not to disclose the EBITDA targets under the Class B Purchase Agreements on the basis that doing so would cause substantial competitive harm. However, it appears that such targets are disclosed in Section 3(b)(i) of the agreement filed as exhibit 10.9 to the registration statement. Accordingly, please revise to disclose such targets.

Summary Compensation Table for the Fiscal Year Ended December 31, 2010, page 92

29. Please provide the disclosure required by Item 402(c) of Regulation S-K with respect to your named executive officers for your 2009 and 2008 fiscal years, to the extent that such individuals were named executive officers during such years. We note that you were a reporting company for at least a portion of your 2009 fiscal year, and disclosure pursuant to Item 402(c) of Regulation S-K for your 2008 fiscal year was included in your definitive proxy statement on Schedule 14A filed on April 28, 2009. See Instruction 1 to Item 402(c) of Regulation S-K.

Grants of Plan-Based Awards in 2010, page 95

30. Please revise to remove the implication that the grant date of April 30, 2010 is associated with the payouts under your non-equity incentive plan awards. See Item 402(d)(2)(ii) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 95

31. Please include a narrative discussion with respect to footnote (2).

32. Please disclose by footnote the vesting dates of the Class B Common Stock that have not vested. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance,

please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Stock Awards Vested in 2010, page 96

33. Please disclose the value realized on vesting. See Item 402(g)(2)(v) of Regulation S-K and Instruction to Item 402(g)(2) of Regulation S-K.

Payments Upon Termination and Change in Control, page 96

34. While we have not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios in connection with any termination of a named executive officer or a change in control of you or a change in the named executive officer's responsibilities. Please revise. See section VI of Release No. 33-8732A (August 29, 2006).

Director Compensation, page 99

35. Please clarify what you mean by an "equity and debt fee" with respect to the $971 paid to Jeffrey Boyd. Please also clarify whether the $971 includes the value of shares of preferred stock received by Mr. Boyd, and if it does, then please explain to us why the grant date fair value of the preferred stock is not included in a separate column as required by Item 402(k)(2)(iii) of Regulation S-K.

36. Please file as an exhibit to the registration statement any agreement pursuant to which Peter Morse provides advisory services to you and received compensation of $1,634,451. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Principal and Selling Stockholders, page 100

37. Please disclose in footnote (2) the natural person(s) who have sole or shared voting or investment power over Ben Holding S.à.r.l. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Certain Relationships and Related Party Transactions, page 102

38. We note your disclosure in the third, fourth and sixth bullet points in "Part II—Item 15. Recent Sales of Unregistered Securities." Please provide the disclosure required by Item 404(a) of Regulation S-K with respect to these transactions.

Stockholders Agreement, page 102

39. Please file as an exhibit to the registration statement the Stockholders Agreement. We
    note that you intend to file the Fourth Amended and Restated Stockholders Agreement,
    dated as of July 12, 2010 as exhibit 10.16 in an amendment to the registration statement.
    Please clarify for us whether such agreement is the same as the Stockholders Agreement.
    See Item 601(b)(4) of Regulation S-K.

40. Please clarify whether the parties to the Stockholders Agreement will be contractually
    obligated to vote for the director nominees designated by the Apax Holders.

41. We note the disclosure in "Shares Eligible for Future Sale—Sale of Restricted Shares"
    that you have also granted your management members certain registration rights. Please
    disclose those registration rights in this subsection.

Class B Common Share Purchase Agreements, page 103

42. Please disclose the names of the related persons that are parties to the Class B Common
    Share Purchase Agreements. See Item 404(a)(1) of Regulation S-K.

43. Please disclose the dollar value and the number of the shares of Class B Common Stock
    sold to each of the Class B Purchasing Executives who are related persons. We note the
    disclosure in "Part II—Item 15. Recent Sales of Unregistered Securities" that the
    consideration was $1.90 per share. See Item 404(a)(3) of Regulation S-K.

Exit Event Incentive Bonus Plan, page 104

44. Please disclose the names of the related persons and the dollar amount involved for each
    related person under the Exit Event Incentive Bonus Plan. See Item 404(a)(1) and (3) of
    Regulation S-K.

VCOC Investors' Rights Agreement, page 104

45. Please file as an exhibit to the registration statement the VCOC Investors' Rights
    Agreement. See Item 601(b)(4) of Regulation S-K.

The 2010 Recapitalization, page 105

46. Please describe the recapitalization in greater detail and provide all the disclosure
    required by Item 404(a) of Regulation S-K, including without limitation the items listed
    below. You may wish to provide some of this information in tabular format.

    • The names of the related parties and the amount of Stockholder Notes issued to each
      such party.

- The terms of the Stockholder Notes and the amount of note holder interest received by each related party.

- The amount of preferred shares issued by each of Holdings and you to each of the related parties and the terms of such preferred shares, including the terms of the increased preference in the event of a repayment of the principal amount before August 25, 2013.

- The names of the related parties and the amount they each contributed to the capital of Holdings in connection with the issuance of the Notes and the amount of Holdings Preferred Shares issued to each such party.

  Please also clarify in the last sentence in this subsection whether "the Company" or Holdings contributed $79.7 million to your capital in exchange for your common stock.

Description of Indebtedness, page 106

Recourse Secured Promissory Notes of Executive Officers, page 106

47. Please clarify what will happen to the Class B Promissory Notes upon the consummation of the offering. Specifically, please clarify whether the offering constitutes a "public sale" and whether the Executive Stock Pledge Agreements will remain in effect after the conversion of the Class B Common Stock into shares of your common stock (i.e., will the shares of your common stock received by holders of the Class B Common Stock in connection with the Merger be pledged to you as security for the Class B Promissory Notes?).

Description of Capital Stock, page 108

Special Meeting of Stockholders, page 110

48. Please revise this section to incorporate the requirements of your amended and restated certificate of incorporation for special meetings, as disclosed in "—Certain Corporate Anti-Takeover Provisions—Calling of Special Meetings of Stockholders."

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

49. We note that you recognize revenue monthly based on the actual number of impressions delivered for advertising contracts where you provide for a guaranteed number of impressions over the contractual term. As part of your response, please address the following:

- Please tell us the amount of revenue recognized related to these types of arrangements for each of the reporting periods provided.

- Please tell us how long these contract terms are with your customers.

- Please tell us how your revenue recognition is impacted, if at all, when the actual number of impressions delivered in a given month exceeds the monthly contractual number of impressions delivered.

50. Please provide a detailed analysis that supports your revenue recognition policy for your revenue sharing arrangements with your online partners. In this regard, please tell us more about the distribution agreements that drive the revenue allocation. Additionally, this analysis should include a detailed evaluation of why gross revenue presentation is appropriate under ASC 605-45.

Note 4. Financial Statement Details, page F-22

Goodwill, page F-24

51. Please revise to include changes in the carrying amount of goodwill during the 2009 fiscal year as required by ASC 350-20-50-1.

NetQuote Holdings, Inc., page F-53

52. We note that you provided only one year of audited financial information for NetQuote Holdings, Inc. Please provide us with your significance tests for this acquisition as described in Rules 1-02(w) and 3-05 of Regulation S-X. Please note it is generally not appropriate to combine the historical results of the successor and predecessor without Regulation S-X Article 11 pro forma adjustments.

Note 3. Intangible Assets and Goodwill, page F-63

53. Please revise to include changes in the carrying amount of goodwill for each period where a Statement of Financial Position is presented as required by ASC 350-20-50-1.

Item 17. Undertakings, page II-5

54. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibit 5.1

55. We note the statement in the last paragraph that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
        Wachtell, Lipton, Rosen & Katz